[Advanced Materials Group, Inc. Letterhead]

April 9, 2007

U.S. Securities and Exchange Commission   Copies sent via Federal Express
100 F Street N.E.
Washington, D.C. 20549
Attn: Mr. Dale Welcome
Mail Stop 7010

RE:  Advanced Materials Group, Inc.
Form 10-KSB for the Fiscal Year Ended November 30, 2006
File No. 000-16401

Dear Mr. Welcome:

On behalf of Advanced Materials Group, Inc., a Nevada corporation (the “Company”), we transmit this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated April 4, 2007 (the “Comment Letter”), with respect to the Company’s Form 10-KSB for the Fiscal Year Ended November 30, 2006 (the “Form 10-KSB”), which was addressed to William G. Mortensen, the President and Chief Financial Officer of the Company.

This letter sets forth the Company’s response to each of the Staff’s comments set forth in the Comment Letter. For convenience, the numbered paragraphs below correspond to those in the Comment Letter, with the Staff’s comments presented in bold face.

Form 10-KSB for the Fiscal Year Ended November 30, 2006

General

1.
In future filings, please present sales, gross profit, net income (loss) from continuing operations and net income for AMI-Singapore. See instruction 2(2)(iii) of Item 310(b) of Regulation S-B. Also see paragraph 20 of APB No. 18.

We note the Staff’s comment and, in response, hereby confirm that the Company will present sales, gross profit, net income (loss) from continuing operations and net income for AMI-Singapore in all future filings, as appropriate.

Liquidity and Capital Resources, page 11

2.
Please confirm and revise future filings to disclose whether you are in compliance with the covenants contained in your applicable debt agreements as of the latest balance sheet date. To the extent material, disclose and discuss your most restrictive debt covenants in future filings.

We note the Staff’s comment and, in response, hereby confirm that the Company was in compliance with all covenants contained in its applicable debt agreements as of November 30, 2006. Additionally, the Company will disclose and discuss in all future filings, as appropriate, (i) whether it is in compliance with the covenants contained in its applicable debt agreements as of the latest balance sheet date presented, and (ii) the Company’s most restrictive debt covenants, as determined by the Company’s management, to the extent material.

Item 8A - Controls and Procedures, page 12
3.
We note that your disclosure controls and procedures “provide reasonable assurance that material information relating to the Company is made known to management including the CEO and CFO.” However, your disclosure does not address whether your controls and procedures are effective or ineffective nor does it provide the appropriate definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e). In this regard:

•
Please confirm to us that your disclosure controls and procedures are effective at the reasonable assurance level with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

•
In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

In response to the Staff’s comment, we hereby confirm that the Company’s disclosure controls and procedures are effective at the reasonable assurance level with respect to controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and are accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Additionally, the Company will revise all of its future filings, as applicable, to state the full definition of disclosure controls and procedures.

The Company hereby acknowledges that:

(i) it is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (972) 432-0602 with any questions regarding the foregoing responses or if you have any other questions.

Sincerely,

                                /s/ William G. Mortensen
                                William G. Mortensen
President and Chief Financial Officer of Advanced Materials Group, Inc.